UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________

FORM 11-K
__________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

 __________________________

Commission file number: 1–14315

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCI 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cornerstone Building Brands, Inc.
5020 Weston Parkway, Suite 400
Cary, North Carolina 27513

NCI 401(K) PROFIT SHARING PLAN

December 31, 2018 and 2017

*All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Plan Administrator and Plan Participants
NCI 401(k) Profit Sharing Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the NCI 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2018, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, and schedule of delinquent participant contributions for the year ended December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ACM LLP
We have served as the Plan’s auditor since 2019.
Denver, Colorado
June 26, 2019

Report of Independent Registered Public Accounting Firm
To the Audit Committee and
401(k) Benefits Administrative Committee of
NCI 401(k) Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the NCI 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2017, and the related statements of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/Ham, Langston & Brezina, L.L.P.
Houston, TX.
June 29, 2018

NCI 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets:
Investments, at fair value (See Notes 3 and 4):
Mutual funds	$166,071,497	$180,434,151
Common collective trusts	87,505,045	91,377,119
NCI Stock Fund	5,288,339	7,298,570
Total investments	258,864,881	279,109,840
Receivables:
Participants’ contributions	158,883	477,621
Employer contributions	3,645,358	1,481,707
Participant notes receivable	10,078,014	9,691,684
Total receivables	13,882,255	11,651,012
Net Assets Available for Benefits	$272,747,136	$290,760,852

The accompanying notes are an integral part of these financial statements.

NCI 401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017

	2018	2017
Additions to net assets attributable to:
Investment income (loss):
Interest and dividends	$3,327,500	$2,808,199
Net appreciation (depreciation) in fair value of investments	(20,720,602)	36,089,973
Total investment income (loss)	(17,393,102)	38,898,172
Interest from participant notes receivable	500,225	433,292
Contributions:
Participants’	16,129,348	14,687,046
Employer	8,056,183	7,567,293
Rollovers	1,162,843	608,200
Total contributions	25,348,374	22,862,539
Total additions	8,455,497	62,194,003
Deductions from net assets attributable to:
Benefits paid directly to participants	34,745,656	35,607,286
Administrative expenses	569,897	497,005
Total deductions	35,315,553	36,104,291
Net increase (decrease) before plan transfers	(26,860,056)	26,089,712
Transfers in (see Note 1)	8,846,340	54,644,645
Net increase (decrease) in net assets available for benefits	(18,013,716)	80,734,357
Net Assets Available for Benefits, Beginning of Year	290,760,852	210,026,495
Net Assets Available for Benefits, End of Year	$272,747,136	$290,760,852

The accompanying notes are an integral part of these financial statements.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

Note 1: Description of the Plan
The following description of the NCI 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions, which is available from the Plan administrator.
General
The Plan, established January 15, 1992, is a defined contribution plan covering all eligible employees of Cornerstone Building Brands, Inc., formerly NCI Building Systems, Inc., and its affiliates (the “Company” or “Plan Sponsor”).
The Plan has been amended from time to time. Effective January 1, 2016, the Plan was amended and restated in the form of a volume submitter plan sponsored by Wells Fargo Bank, N.A. As amended, the Plan reflects the most recent statutory and regulatory changes applicable to plans maintained under sections 401(a) and 401(k) of the Internal Revenue Code.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
CENTRIA, which the Company acquired in January 2015, sponsored the CENTRIA 401(k) Profit Sharing Plan and the CENTRIA Bargaining Employees 401(k) Profit Sharing Plan (collectively, the “CENTRIA Plans”) for the benefit of its eligible employees. Effective January 1, 2017, employees of CENTRIA that met the eligibility requirements became eligible to participate in the Plan. During 2017 the CENTRIA 401(k) Profit Sharing Plan was merged into the Plan. Effective April 2, 2018, the CENTRIA Bargaining Employees 401(k) Profit Sharing Plan was merged into the Plan. The net assets transferred into the Plan consisted of participant balances totaling $8,846,340 and $54,644,645 for the years ended December 31, 2018 and 2017, respectively.
Automatic Enrollment
Effective January 1, 2017, the Plan was amended whereby eligible employees hired on or following January 1, 2017 and whose Plan entry date is on or following March 1, 2017, are automatically enrolled in the Plan and deemed to have elected a deferral rate of 3% of their pre-tax annual compensation, unless the employee affirmatively elects not to participate or elects a different deferral rate.
Contributions
Participants may contribute on a pre-tax or after-tax Roth basis a minimum of 1% up to a maximum of 50% of their annual compensation, limited to the maximum limit determined annually by the Internal Revenue Service. Highly compensated employees may defer a maximum of 7% of their annual compensation.
The Company may make a discretionary matching contribution in an amount determined by the Plan Sponsor for all non-collectively bargained employees. Collectively bargained employees receive a non-discretionary match of the same percentage as the non-collectively bargained employees. During the years ended December 31, 2018 and 2017, the Company made discretionary and non-discretionary matching contributions totaling $8,056,183 and $7,567,293, respectively, of which $3,645,358 and $1,481,707, respectively, are included in employer contributions receivable.
Participants’ direct the investment of their contributions, as well as the Company’s contribution, into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds (including unitized portfolios), common collective trust funds, and the NCI Stock Fund as investment options for participants.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution and the Plan’s earnings, and is charged with withdrawals and an allocation of Plan losses and certain administrative expenses such as participant loan fees, express mailing charges on requested distributions, and frequent trading fees. The allocation of expenses is based on the participant’s earnings or account balance, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

Vesting and Forfeitures
Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of service as defined in the Plan document. Participants are fully vested in the Company’s contributions upon completion of three years of service, except as otherwise provided in the Plan with respect to the accounts of certain participants who were employees of companies acquired by the Company. CENTRIA’s contributions to participants’ accounts prior to January 1, 2017 fully vest after six years of service. Consistent with the Plan document, the Company’s contributions to CENTRIA participants’ accounts subsequent to January 1, 2017 fully vest after three years of service.
A participant becomes fully vested upon death, becoming disabled (as defined in the Plan) or attaining age 65; otherwise, the non-vested balance is forfeited upon termination of service. Forfeitures may be used to pay for Plan administrative expenses and to reduce employer matching contributions. At December 31, 2018 and 2017, forfeited, non-vested accounts totaled approximately $217,735 and $100,896, respectively. For the years ended December 31, 2018 and 2017, Plan fees totaling approximately $113,622 and $100,842, respectively, were paid from forfeited, non-vested accounts, and none were used to reduce employer contributions for 2018 or 2017.
Payment of Benefits
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of the participant’s account, shares of the Company’s common stock at the value of the NCI Stock Fund, or continue in the trust in such a manner as though the participant had not terminated (if the participant’s account balance is greater than $5,000, excluding rollover contributions), subject to minimum distribution rules as described in the Plan. Participants over the age of 59 1/2 may make in-service withdrawals of the vested value of their accounts. Distributions prior to the age of 59 1/2 are also permitted for hardship withdrawals in the event of an immediate and heavy financial need, as defined in the Plan document. The Plan imposes a suspension of elective deferrals for a period of six months following a hardship withdrawal.
Participant Notes Receivable
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balances, whichever is less. The loans are secured by the balances in the participants’ accounts and bear interest at rates that are commensurate with local prevailing rates as determined by the Plan administrator. Interest rates on outstanding participant notes receivable ranged from 4.25% to 10.25% at both December 31, 2018 and 2017.
Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 2: Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Valuation of Investments and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Certain Plan investments are reported at fair value, with fair value measured using the net asset value per share as a practical expedient. See Notes 3 and 4 for discussion of fair value measurements.
Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at the end of the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Participant Notes Receivable
Participant notes receivable are measured at their unpaid principal balance and any accrued, unpaid interest was de minimis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses was recorded as of December 31, 2018 and 2017.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.
Expense Offset Arrangements
Fees incurred by the Plan for investment management services or recordkeeping are included in net appreciation (depreciation) in fair value of investments, as they are paid through revenue sharing, rather than by direct payment.
Note 3: Fair Value Measurements
ASC 820 defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets, 2) quoted prices for identical or similar assets or liabilities in inactive markets, 3) inputs other than quoted prices that are observable for the asset or liability, and 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
In determining the fair value, the Plan generally uses the market approach. The market approach uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.
Mutual funds: Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. Except for the target retirement date funds, which are Level 1 investments, the mutual funds held by the Plan are part of unitized portfolios for which the NAV is calculated by dividing the sum of the values of the underlying funds comprising the portfolio by the outstanding units of the portfolio, representing Level 2 measurements. The values of the funds, including the target retirement date funds, are determined using the daily closing prices as reported by the funds. The mutual funds held by the Plan are deemed to be actively traded (Market approach).
NCI Stock Fund: Valued at the NAV of units of the fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund, which is comprised of NCI stock and a money market fund.
Common collective trusts: Valued at the NAV of units of the collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2018 and 2017:

	December 31,
	2018	2017
Level 1:
Mutual funds	$93,006,159	$96,167,222

Level 2:
Mutual funds	73,065,338	84,266,929

Investments measured at NAV:
Common collective trusts	87,505,045	91,377,119
NCI Stock Fund	5,288,339	7,298,570
	92,793,384	98,675,689
Total investments at fair value	$258,864,881	$279,109,840

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

Note 4: Fair Value of Investments in Entities that Use NAV
The following table sets forth a summary of the Plan’s investments with a reported NAV as of December 31, 2018 and 2017:

	Fair Value Estimated Using NAV per Share		Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	December 31, 2018	December 31, 2017
Common collective trusts	$87,505,045	$91,377,119	None	Daily	None	12 Months
NCI Stock Fund(a)	5,288,339	7,298,570	None	Daily	None	None

(a)	Established to provide employees an opportunity to share in the successes of the Company, and includes investments in the NCI Company Stock Fund and a money market fund.
Note 5: Related Party Transactions

Certain Plan investments are shares of collective funds managed by Wells Fargo Bank, N.A., the trustee and record keeper of the Plan. Additionally, the Plan invests in shares of the Company’s common stock and issues participant notes receivable. Such transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; thus, these transactions are permitted.
The Plan incurs expenses related to general administration. The Plan Sponsor pays certain expenses and accounting fees on behalf of the Plan.
The Plan invests in NCI Stock Fund. The Plan held 6,772,299 shares of NCI Stock Fund, valued at $5,288,339 at December 31, 2018 and 3,690,387 shares of NCI Stock Fund, valued at $7,298,570 at December 31, 2017. During the year ended December 31, 2018, purchases and sales of units of the fund by the Plan totaled approximately $10,433,861 and $6,968,500, respectively, and during the year ended December 31, 2017, purchases and sales of units of the fund by the Plan totaled approximately $9,914,540 and $12,610,983, respectively. For the years ended December 31, 2018 and 2017, the Plan had earnings (losses) of approximately ($76,844) and $390,175 on the units of the fund, respectively. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.
Note 6: Plan Tax Status
The Plan, as amended and restated effective January 1, 2016, is a volume submitter plan that is designed to comply with provisions of the Internal Revenue Code Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Such volume submitter plans are pre-approved by the Internal Revenue Service by reference to the Cumulative List of Changes in Plan Qualification Requirements (the “Cumulative List”) provided under EGTRRA. Accordingly, the Plan was eligible for a six-year remedial amendment cycle. Because the Plan is a volume submitter plan, the Company is not authorized to amend the Plan except to comply with changes in the Cumulative List. The Plan received a favorable advisory letter from the Internal Revenue Service dated March 31, 2014.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2015.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

Note 7: Delinquent Participant Contributions
The Company determined that it erroneously failed to remit participant contributions totaling $3,357,792 to the Plan on a timely basis for the year ended December 31, 2018. The predecessor CENTRIA Plans had late contributions of $1,866,702 for the 2018, 2017 and 2016 plan years. The Company has begun the process of filing under the Voluntary Fiduciary Correction Plan (“VFCP”). See the accompanying supplemental Schedule of Delinquent Participant Contributions.
Note 8: Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2018 and 2017, to the net assets on Form 5500:

	2018	2017
Net assets available for benefits per the financial statements	$272,747,136	$290,760,852
Delinquent loans deemed distributions	(349,347)	(212,471)
Net assets per Form 5500	$272,397,789	$290,548,381

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the years ended December 31, 2018 and 2017, to the net income on Form 5500:

	2018	2017
Net increase (decrease) per the financial statements	$(18,013,716)	$80,734,357
Change in delinquent loans deemed distributions	(136,876)	(104,348)
Net income (loss) plus transfers of plan assets per Form 5500	$(18,150,592)	$80,630,009
Note 9: Subsequent Events
Effective May 23, 2019, the Company changed its name from NCI Building Systems, Inc. to Cornerstone Building Brands, Inc.
Effective January 1, 2019, the Company executed a resolution to:

•	remove the 7% highly compensated employee limit;

•	remove availability of flat dollar contributions;

•	limit the number of loans a participant can avail of to one outstanding loan at a time; and,

•	remove the loan requirement and the six-months suspension of contributions for hardship withdrawals.
Plan management has evaluated all subsequent events, through June 26, 2019, which is the date the financial statements were available to be issued.

Supplemental Schedule
NCI 401(k) Profit Sharing Plan
EIN 76-0127701 PN 001
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
As of December 31, 2018

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions				Total Fully Corrected Under VFCP and PTE 2002-51
	Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2018*	$3,423,966	$3,357,792	$—	$66,174	**	$—
2017*	$150,934	$—	$—	$150,934	**	$—
2016*	$1,649,594	$—	$—	$1,649,594	**	$—

*	Indicates a party-in-interest as defined by ERISA
**	Related to predecessor plan that was merged into the NCI 401(k) Profit Sharing Plan

See Report of Independent Registered Public Accounting Firm

Supplemental Schedule
NCI 401(k) Profit Sharing Plan
EIN 76-0127701 PN 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2018

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Wells Fargo Stable Return Fund N	Common collective trust	**	$45,100,092
*	Wells Fargo/Blackrock S&P 500 Index CIT N	Common collective trust	**	42,404,953
*	NCI Stock Fund	Unitized fund - Common stock	**	5,288,339
	Vanguard Target Retirement Income	Mutual fund	**	3,401,006
	Vanguard Target Retirement 2015	Mutual fund	**	5,041,679
	Vanguard Target Retirement 2020	Mutual fund	**	15,220,844
	Vanguard Target Retirement 2025	Mutual fund	**	11,882,383
	Vanguard Target Retirement 2030	Mutual fund	**	18,899,143
	Vanguard Target Retirement 2035	Mutual fund	**	8,714,662
	Vanguard Target Retirement 2040	Mutual fund	**	13,153,951
	Vanguard Target Retirement 2045	Mutual fund	**	5,692,115
	Vanguard Target Retirement 2050	Mutual fund	**	7,131,991
	Vanguard Target Retirement 2055	Mutual fund	**	2,727,077
	Vanguard Target Retirement 2060	Mutual fund	**	1,117,470
	Vanguard Target Retirement 2065	Mutual fund	**	23,838
	Baird Aggregate Bond Fund	Mutual fund	**	6,948,067
	PIMCO Foreign Bond (USD-Hedged) Fund	Mutual fund	**	1,084,948
	PIMCO High Yield Fund	Mutual fund	**	1,591,727
	Vanguard Inflation-Protected Securities Fund	Mutual fund	**	1,067,118
	Dodge & Cox Stock Fund	Mutual fund	**	8,994,797
	T. Rowe Price Blue Chip Growth Fund	Mutual fund	**	8,900,174
	American EuroPac Growth Fund	Mutual fund	**	6,703,536
	Dodge & Cox International Stock Fund	Mutual fund	**	6,675,597
	Lazard Emerging Markets Portfolio	Mutual fund	**	1,486,848
	Delaware Small Cap Value Fund	Mutual fund	**	10,356,402
	Stephens Small Cap Growth Fund	Mutual fund	**	10,367,220
	Vanguard Mid Cap Index Fund	Mutual fund	**	8,888,904
				258,864,881
*	Participant loans	Loans to participants bearing interest at rates ranging from 4.25% to 10.25% and mature through 2039	—	10,078,014
				$268,942,895

*	Indicates a party-in-interest as defined by ERISA
**	Cost information is not presented because all investments are participant directed

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cornerstone Building Brands, Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NCI 401(k) Profit Sharing Plan

CORNERSTONE BUILDING BRANDS, INC.
(as administrator of the NCI 401(k) Profit Sharing Plan)

Date: June 26, 2019	By:	/s/ Brian Boyle
Brian Boyle
Senior Vice President, Chief Accounting Officer and Treasurer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm, ACM LLP
23.2	Consent of Independent Registered Public Accounting Firm, Ham, Langston & Brezina, L.L.P.